



20170102

February 9, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: McDonald's Corporation
        Incoming letter dated January 23, 2017

Dear Ms. Ising:

This is in response to your letter dated January 23, 2017 concerning the shareholder proposal submitted to McDonald's by Thomas G. August. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Thomas G. August

        FISMA & OMB Memorandum M-07-16

February 9, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McDonald's Corporation
        Incoming letter dated January 23, 2017

          The proposal relates to compensation.

          There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold his or her company stock through the date of the shareholder meeting. It appears that the proponent failed to provide this statement within 14 calendar days from the date the proponent received McDonald's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which McDonald's relies.

                                              Sincerely,

                                              Ryan J. Adams
                                              Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 23, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
        Shareholder Proposal of Thomas G. August
        Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, McDonald's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") received from Thomas G. August (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Living Wage Proposal: Given that McDonald's is the leader in the fast-food
> industry and that its competitors tend to follow the leader, McDonald's is in a
> position to affect the living conditions of its workers and those throughout the
> industry. Be it therefore submitted before the shareholders meeting that
> McDonald [sic] workers be guaranteed a living wage of $15.00/hour.

A copy of the Proposal is attached hereto as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may
properly be excluded from the 2017 Proxy Materials pursuant to:

- Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to provide a statement
  of intent to hold the requisite shares through the date of the 2017 Annual Meeting
  of Shareholders; and

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's
  ordinary business operations.

BACKGROUND

The Proponent submitted the Proposal on December 3, 2016, and the Company received it on
December 6, 2016. See Exhibit A. The Proponent's submission was procedurally deficient
because it (A) failed to provide verification of the Proponent's ownership of the required
number or amount of Company shares for at least one year preceding and including the date
the Proposal was submitted, and (B) did not include a statement of the Proponent's intention
to hold the requisite number of Company shares through the date of the 2017 Annual Meeting
of Shareholders, as required by Rule 14a-8(b)(2).

The Company confirmed that the Proponent was not a record holder of the sufficient number
or amount of Company shares to satisfy the ownership requirements under Rule 14a-8.
Accordingly, in a letter dated December 19, 2016, which was sent to the Proponent on that
day via UPS overnight delivery (which was within 14 days of the date the Company received
the Proposal), we notified the Proponent of the procedural deficiencies as required by

Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as <u>Exhibit B</u>, the Company informed the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including "a written statement from the "record" holder of . . . [the Proponent's] shares (usually a broker or a bank) verifying that . . . [the Proponent] continuously held the required number or amount of Company shares for the one-year period preceding and including December 3, 2016";

- that the Proponent must submit a written statement of his intent to hold the requisite number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Shareholders under Rule 14a-8(b); and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011). *See id*. The Deficiency Notice was delivered to the Proponent via UPS on December 20, 2016.[1] *See* <u>Exhibit C</u>.

We received a voicemail from the Proponent regarding the Deficiency Notice on December 22, 2016. In his voicemail, the Proponent indicated that he had questions about the share ownership requirements discussed in the Deficiency Notice. On December 23, 2016, we responded to the Proponent via e-mail on behalf of the Company. We also responded to a follow-up question on the same subject from the Proponent on December 29, 2016. The December 29, 2016 e-mail correspondence to the Proponent again included a copy of the Deficiency Notice, a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011). *See* <u>Exhibit D</u>.

Later on December 29, 2016, the Company received an e-mail from Robert W. Baird & Co., which included a letter confirming the Proponent's ownership of the requisite number of

---

[1] A duplicate copy of the Deficiency Notice was sent to another address provided by the Proponent and was also delivered on December 20, 2016. However, the Proponent rejected it 21 days later. *See* <u>Exhibit C</u>.

Company shares. *See* <u>Exhibit E</u>.   However, that response did not include, and the Proponent did not otherwise provide, the Proponent's statement confirming his intent to hold the requisite number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Shareholders. *See* <u>Exhibit E</u>. As of the date of this letter, the Proponent has not provided such a statement.


ANALYSIS


I.   **The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide A Statement Of Intent To Hold The Requisite Shares Through The Date Of The Company's 2017 Annual Meeting of Shareholders.**

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must . . . continue to hold [at least $2,000 in market value, or 1%, of the company's] securities through the date of the meeting." In addition, Rule 14a-8(b)(2) requires shareholder proponents to provide companies with a written statement of their intent to comply with this requirement. *See also* Staff Legal Bulletin No. 14 (July 13, 2001) ("The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."). The Company's Deficiency Notice alerted the Proponent to this requirement, informed him that he failed to satisfy it and stated how he could cure the deficiency.

Specifically, the Deficiency Notice stated that the Proponent failed to "provide to the Company a written statement of the [Proponent's] . . . intent to continue to hold the required number or amount of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders" and that, to remedy this defect, he must provide a "written statement that [he] . . . intend[s] to continue holding the required number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Shareholders." *See* <u>Exhibit B</u>.

However, despite the Company's timely and detailed Deficiency Notice, the Proponent failed to remedy this defect and provide the Company with a written statement of his intent to hold the requisite number or amount of Company shares through the date of the 2017 Annual Meeting of Shareholders, as required by Rule 14a-8(b). The proof of ownership provided by Robert W. Baird & Co. only addressed the first deficiency identified in the Deficiency Notice

(lack of proof of ownership), and the Proponent failed to respond to the second deficiency (lack of a statement of intent to hold the requisite number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Shareholders). The only other statement with respect to his ownership that was included in his original cover letter provided the following: "I, Thomas G. August, who holds 700 shares of McDonald's stock, wish to submit the following proposal . . ." *See* Exhibit A. Neither this statement nor the proof of ownership provided by Robert W. Baird & Co. in response to the Deficiency Notice demonstrates the Proponent's intent to continue to own sufficient Company shares through the date of the 2017 Annual Meeting of Shareholders.

The Staff has consistently concurred in the exclusion of shareholder proposals submitted by proponents who have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareholder meeting at which the proposal will be voted on by shareholders. For example, in *Bank of America Corp.* (avail. Feb. 7, 2014), the Staff concurred with the exclusion of a shareholder proposal where the proponent's submission included a defective statement of intent to hold sufficient company stock through the date of the applicable annual meeting and the proponent failed to cure the deficiency, noting that "the proponent failed to provide this statement within 14 calendar days from the date the proponent received [the company's] . . . request under rule 14a-8(f)." *See also AT&T Corp.* (avail. Jan. 3, 2013); *International Business Machines Corp.* (avail. Dec. 28, 2010); *Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc*. (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp*. (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case, the Staff concurred in the exclusion of a shareholder proposal where the proponent did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareholders).

As with the precedents cited above, the Proponent failed to provide the Company with a written statement of his intent to hold a sufficient number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Shareholders, as required by Rule 14a-8(b), despite the Company's timely and detailed Deficiency Notice. Thus, the Proposal is properly excludable under Rules 14a-8(b) and 14a-8(f)(1).

II. **The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.**

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[2] *Id.*

As discussed below, the Proposal may be omitted as it implicates the Company's ordinary business operations[3] because it relates to (A) the Company's general compensation matters; and (B) the Company's management of its workforce.

---

[2] The second consideration highlighted by the Commission related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

[3] The Company operates and franchises McDonald's restaurants. The Company is primarily a franchisor, with more than 80% of McDonald's restaurants owned and operated by independent franchisees. Franchisees are responsible for the day-to-day operations of their restaurants and are exclusively responsible for employment matters in their organizations, including setting the wages of their employees. Since the Proposal is unclear as to which "workers" it refers, for purposes of this letter, the term "McDonald's," when used in reference to the operations that take place in McDonald's restaurants, means at the subsidiaries of the Company and not at affiliates, franchisees and developmental licensees that operate McDonald's restaurants around the world.

      A.   *The Proposal Is Excludable Because It Relates To The Company's General Compensation Matters.*

The Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation" issues. Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"). In SLB 14A, the Staff stated, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7) . . . ." Here, the Proposal directly addresses general employee compensation matters concerning the Company's "workers" wages, and, therefore, may be omitted as relating to the Company's ordinary business operations.

Specifically, the Proposal requests that the Company's "workers be guaranteed . . . $15.00/ hour." The Proposal does not contain language limiting it to executive officers. Thus, because the Proposal encompasses a broad range of non-executive McDonald's employees, the Proposal is asking the shareholders to vote upon a matter related to the compensation of McDonald's employees, implicating general compensation matters.

The Staff has on multiple occasions concluded that shareholder proposals seeking action related to an increase in employees' wages implicates general compensation matters, and thus are excludable under Rule 14a-8(i)(7) as related to a company's ordinary business operations. For example, in *McDonald's Corp.* (avail. Mar. 18, 2015), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal that urged the Board to encourage the Company's franchisees to pay employees a minimum wage of $11 per hour, noting "that the proposal relate[d] to general compensation matters." Similarly, the Proposal dictates how the Company should handle the compensation of its workers, making this Proposal likewise excludable under Rule 14a-8(i)(7) as relating to general compensation matters.

More generally, the Staff consistently has concurred in the exclusion of proposals addressing a company's compensation to non-executive employees on the grounds that they relate to general compensation matters. *See, e.g.*, *Microsoft Corp.* (avail. Sep. 17, 2013) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to limit the average individual total compensation for senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company); *ENGlobal Corp.* (avail. Mar. 28, 2012) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that sought to amend the company's 2009 equity incentive plan, as the Staff noted that "the proposal relates to compensation that may be paid to

employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *General Electric Company* (avail. Jan. 6, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board for a "breakdown" containing specified information about two of the company's pension plans as "the proposal relate[d] to compensation that may be paid to employees generally"); *Exxon Mobil Corp.* (avail. Feb. 16, 2010, *recon. denied* Mar. 23, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year," excluding minor perks and necessary insurance, and to prohibit severance contracts); *Pfizer Inc. (Davis)* (avail. Jan. 29, 2007) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board cease to grant stock options to any employees); *General Motors Corp. (Morse)* (avail. Mar. 24, 2006) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year," excluding minor perks and necessary insurance, and to prohibit severance contracts); *Mattel, Inc.* (avail. Mar. 13, 2006) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all management remuneration in excess of $500,000.00 per year and to refrain from making severance contracts"); *Amazon.com, Inc.* (avail. Mar. 7, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt and disclose a new policy on equity compensation, and cancel a certain equity compensation plan potentially affecting all employees); *Plexus Corp.* (avail. Nov. 4, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of stock options for all employees and associates); *Woodward Governor Co.* (avail. Sept. 29, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of all stock option grants); *Sempra Energy* (avail. Dec. 19, 2002, *recon. denied* Mar. 5, 2003) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal seeking to limit grants of stock options and derivatives for both "officers and employees"); *ConAgra Foods, Inc.* (avail. June 8, 2001) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal seeking to amend the exercise price, vesting and other terms of the company's stock plan because it related to general compensation issues).

The Proposal concerns only general compensation matters by asking the Company to pay the Company's "workers" $15.00 per hour. Thus, in accordance with the foregoing precedent, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

>   B.   *The Proposal Is Excludable Because It Relates To The Management Of The Company's Workforce.*

The Commission and Staff have long held that a shareholder proposal may be excluded under Rule 14a-8(i)(7) if it, like the Proposal, relates to a company's management of its workforce. Because this Proposal would affect a large portion of the Company's workforce, the Proposal directly implicates the Company's management of its workforce and is, therefore, excludable under Rule 14a-8(i)(7).

The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Consistent with the 1998 Release, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Northrop Grumman Corp.* (avail. Mar. 18, 2010), the Staff concurred that a proposal requesting that the board identify and modify procedures to improve the visibility of educational status in the company's reduction in force review process could be excluded, noting that "[p]roposals concerning a company's management of its workforce are generally excludable under [R]ule 14a-8(i)(7)." *See also Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (concurring that a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce could be excluded because it concerned "procedures for hiring and training employees"); *Consolidated Edison, Inc.* (avail. Feb. 24, 2005) (concurring that a proposal requesting the termination of certain supervisors could be excluded as it related to "the termination, hiring, or promotion of employees"); *Bank of America Corp.* (avail. Feb. 4, 2005) (concurring that a proposal regarding the relocation of U.S.-based jobs to foreign countries could be excluded as it related to the company's "management of the workforce"); *Fluor Corp.* (avail. Feb. 3, 2005) (concurring that a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company could be excluded as it related to the company's "management of its workforce"); *Allegheny Energy, Inc.* (avail. Mar. 3, 2003) (concurring that a proposal requesting the removal of certain executive officers could be excluded as it related to "the termination, hiring, or promotion of employees"); *McDonald's Corp.* (avail. Mar. 19, 1990) (concurring that a proposal regarding various Company policies, including affirmative action and equal employment opportunity policies, could be excluded under the predecessor to Rule 14a-8(i)(7)).

Similarly, the Proposal directly addresses management of McDonald's employees by requesting the Board of Directors to guarantee a living wage of $15.00 per hour for the Company's "workers." The Proposal's request for such a wage implicates a fundamental aspect of the Company's employment practices and is thus analogous to the proposal in

GIBSON DUNN

Northrop Grumman and the related line of Staff precedent. Importantly, decisions concerning employee relations, including wages, are multifaceted, complex and based on a range of factors beyond the knowledge and expertise of shareholders. These are fundamental business issues for the Company's management that require an understanding of Company-specific changes that shareholders are not equipped to handle by merely casting a "For" or "Against" vote at an annual meeting. For all these reasons, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the management of the Company's workforce.

> C.   *The Proposal Is Excludable Because It Relates To The Company's Ordinary Business Operations And Does Not Focus On A Significant Policy Issue.*

The 1998 Release provides that, despite its interference with the ordinary business matters of a company, a shareholder proposal may not be excluded pursuant to Rule 14a-8(i)(7) when it raises "significant policy issues" that "transcend the day-to-day business matters" of a company. 1998 Release. In the 1998 Release, the Commission indicated that there are no "bright-line" tests and the determination of whether a significant policy issue is involved would be made on a case-by-case basis.

Notably, the Staff has never found minimum/"living" wage to be a significant policy issue under Rule 14a-8(i)(7). For example, in *McDonald's Corp*. (cited above), the Staff concurred in the exclusion of a proposal that urged "the Board of Directors [of the Company] to encourage its U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11.00 per hour." The proponent argued that the proposal should not have been excluded pursuant to Rule 14a-8(i)(7) because it raised "such a significant policy issue ["raising the minimum wage for fast-food workers"] that it transcend[ed] day-to-day business matters." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) noting that it related to "general compensation matters." The Proposal's call for a "living wage" of $15.00 per hour makes the Proposal similarly excludable. *See also Apple, Inc*. (avail. Nov. 16, 2015) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company's compensation committee to "adopt new compensation principles responsive to America's general economy, such as unemployment, working hour[s] and wage inequality"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report that was to include, among other things, a description of "[p]olicies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage" and noting that the proposal was excludable under Rule 14a-8(i)(7) because the quoted language "relate[d] to ordinary business operations").

To conclude, the Proposal focuses on general employee compensation and relates to how the Company manages its workforce, which are matters of ordinary business for the Company. Moreover, as demonstrated in the precedents above, the Proposal's reference to a "living wage" does not mean that it focuses on a significant policy issue. For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Denise A. Horne, McDonald's Corporation
        Thomas G. August

GIBSON DUNN

<u>**EXHIBIT A**</u>

November 28, 2016

McDonald's Shareholders Services

2111 McDonald's Drive, Dept. 720

Oak Brook, IL 60523

Re: shareholder proposals for annual meeting

I, Thomas G. August, who holds 700 shares of McDonald's stock, wish to have submitted the following proposal at the 2017 meeting:

"Living Wage Proposal: Given that McDonald's is the leader in the fast-food industry and that its competitors tend to follow the leader, McDonald's is in a position to affect the living conditions of its workers and those throughout the industry. Be it therefore submitted before the shareholders meeting that McDonald workers be guaranteed a living wage of $15.00/hour."

Sincerely,

Thomas G. August

GIBSON DUNN

EXHIBIT B

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

December 19, 2016

VIA OVERNIGHT MAIL
Mr. Thomas G. August

FISMA & OMB Memorandum M-07-16

Dear Mr. August:

I am writing on behalf of McDonald's Corporation (the "Company"), which received on December 6, 2016, your shareholder proposal to be submitted at the Company's 2017 Annual Meeting of Shareholders (the "Proposal"). To the extent that you submitted the Proposal under Securities and Exchange Commission ("SEC") Rule 14a-8, we note that the Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 3, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 3, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

Beijing · Brussels · Century City · Dallas · Denver · Dubai · Frankfurt · Hong Kong · London · Los Angeles · Munich
New York · Orange County · Palo Alto · Paris · San Francisco · São Paulo · Singapore · Washington, D.C.

GIBSON DUNN

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 3, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 3, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 3, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

As discussed above, under Rule 14a-8(b) of the Exchange Act, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the shareholders' meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareholder's intent to continue to hold the required number or amount of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. Your correspondence did not include such a statement. To remedy this defect, you must submit

a written statement that you intend to continue holding the required number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Shareholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Jennifer Card, Senior Counsel—Securities, Governance and Corporate, at McDonald's Corporation, One McDonald's Plaza, Oak Brook, IL 60523. Alternatively, you may transmit any response to Ms. Card by email at jennifer.card@us.mcd.com.

If you have any questions with respect to the foregoing, please contact me at 202-955-8287. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Elizabeth Ising

Beth Ising

cc: Jennifer Card, Senior Counsel—Securities, Governance and Corporate, McDonald's Corporation

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

    (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

    (2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

    (3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

    (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

        Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

    (2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

        Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

    (3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

    (4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

    (5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

    (6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

> (i) Would disqualify a nominee who is standing for election;
>
> (ii) Would remove a director from office before his or her term expired;
>
> (iii) Questions the competence, business judgment, or character of one or more nominees or directors;
>
> (iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
>
> (v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to paragraph (i)(9):* A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

> *Note to paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

> (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
>
> (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
>
> (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

**Division of Corporation Finance
Securities and Exchange Commission**

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Modified: 10/18/2011

GIBSON DUNN

EXHIBIT C

From:	UPS Quantum View <pkginfo@ups.com>
Sent:	Monday, December 19, 2016 4:16 PM
To:	Lapitskaya, Julia
Subject:	UPS Ship Notification, Tracking Number ***FISMA & OMB Memorandum M-07-16***



You have a package coming.

This message was sent to you at the request of GIBSON DUNN & CRUTCHER to notify you that the shipment information below has been transmitted to UPS. The physical package may or may not have actually been tendered to UPS for shipment. To verify the actual transit status of your shipment, click on the tracking link below.

Shipment Details

From:	GIBSON DUNN & CRUTCHER
Tracking Number:	***FISMA & OMB Memorandum M-07-16***
Ship To:	MR. THOMAS G. AUGUST MR. THOMAS G. AUGUST ***FISMA & OMB Memorandum M-07-16*** US
Number of Packages:	1
Shipment Type:	Letter
Reference Number 1:	59128-00203

 [Get the UPS My Choice app for Facebook](#)    [Download the UPS mobile app](#)



Browse Online Support
E-mail UPS
Live Chat
Call Customer Service



Get Started
Register
Open a Shipping Account
Change Your Delivery

Healthcare
Small Business
High Tech
More...

Other UPS Sites:
Select a website

Follow us:



Home   About UPS   Site Guide   Investors   Careers   Pressroom   UPS Global   UPS Mobile   UPS Blog

Service Terms and Conditions   Website Terms of Use   Privacy Notice   Your California Privacy Rights   Protect Against Fraud   CB

From:	UPS Quantum View <pkginfo@ups.com>
Sent:	Monday, December 19, 2016 4:26 PM
To:	Lapitskaya, Julia
Subject:	UPS Ship Notification, Tracking Number***FISMA & OMB Memorandum M-07-16***



> ⚠ **To get an estimated delivery time for most UPS packages, click Continue**

You have a package coming.

Continue



Change Delivery   **Manage Settings**   **View Delivery Planner**

This message was sent to you at the request of GIBSON DUNN & CRUTCHER to notify you that the shipment information below has been transmitted to UPS. The physical package may or may not have actually been tendered to UPS for shipment. To verify the actual transit status of your shipment, click on the tracking link below.

Shipment Details

From:	GIBSON DUNN & CRUTCHER
Tracking Number:	***FISMA & OMB Memorandum M-07-16***
Ship To:	MR. THOMAS G. AUGUST ***FISMA & OMB Memorandum M-07-16***

UPS Service:	UPS NEXT DAY AIR
Number of Packages:	1
Package Weight:	1.0 LBS
Reference Number 1:	59128-00203



 Get the UPS My Choice app for Facebook    Download the UPS mobile app

UPS Privacy Notice

Contact UPS



Shipped/Billed On:	12/19/2016
Weight:	1.00 lb

Subscribe to UPS E-mail: | *Enter e-mail address* | **Sign Up »** | View Examples

Contact UPS
Browse Online Support
E-mail UPS
Live Chat
Call Customer Service

Support
Get Started
Register
Open a Shipping Account 🔒
Change Your Delivery

Solutions for:
Healthcare
Small Business
High Tech
More...

Other UPS Sites:
Select a website

Follow us:

UPS **UNITED PROBLEM SOLVERS™**

Home   About UPS   Site Guide   Investors   Careers   Pressroom   UPS Global   UPS Mobile   UPS Blog

Service Terms and Conditions   Website Terms of Use   Privacy Notice   Your California Privacy Rights   Protect Against Fraud   CB

GIBSON DUNN

EXHIBIT D

From: Ising, Elizabeth A.
Sent: Thursday, December 29, 2016 8:02 AM
To: 'Thomas August'FISMA & OMB Memorandum M-07-16***
Subject: RE: Response to your message

Mr. August:

Please refer to the information in my letter and the attachments (the copy of SEC Rule 14a-8 and the copy of SEC Staff Legal Bulletin No. 14F) that I previously sent you as these materials explain exactly what you must do to comply with Rule 14a-8. I have attached another copy of them to this email in case helpful.

Elizabeth Ising

Elizabeth Ising

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.955.8287 • Fax +1 202.530.9631
Eising@gibsondunn.com • www.gibsondunn.com

From: Thomas August [mailto:FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 23, 2016 7:54 PM
To: Ising, Elizabeth A. <Eising@gibsondunn.com>
Subject: Re: Response to your message

I really don't understand how $2000 or 1% are remotely comparable amounts but, be that as it may, I have continuously held well over 500 shares since 2004 . You mentioned in the letter you sent that that Company records indicate I don't hold sufficient shares. How is that possible?

Tom August

On Friday, December 23, 2016, Ising, Elizabeth A. <Eising@gibsondunn.com> wrote:

Mr. August:

I'm responding to your message, which you left with my secretary yesterday afternoon when she called you back (since I am out of the office), about the shareholder proposal you submitted to McDonald's. I understand that you have a question about the amount of share ownership that you are required to document. Question 2 in SEC Rule 14a-8, a copy of which was included with the letter that I sent you, states: "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." That means that you need either $2,000 or 1% - not both.

Best regards,

Elizabeth Ising

Elizabeth Ising

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.955.8287 • Fax +1 202.530.9631
Eising@gibsondunn.com • www.gibsondunn.com

This message may contain confidential and privileged information. If it has been sent to you in error, please reply to advise the sender of the error and then immediately delete this message.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

December 19, 2016

VIA OVERNIGHT MAIL
Mr. Thomas G. August

FISMA & OMB Memorandum M-07-16

Dear Mr. August:

I am writing on behalf of McDonald's Corporation (the "Company"), which received on December 6, 2016, your shareholder proposal to be submitted at the Company's 2017 Annual Meeting of Shareholders (the "Proposal"). To the extent that you submitted the Proposal under Securities and Exchange Commission ("SEC") Rule 14a-8, we note that the Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 3, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 3, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • London • Los Angeles • Munich
New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 3, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 3, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 3, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

As discussed above, under Rule 14a-8(b) of the Exchange Act, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the shareholders' meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareholder's intent to continue to hold the required number or amount of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. Your correspondence did not include such a statement. To remedy this defect, you must submit

a written statement that you intend to continue holding the required number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Shareholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Jennifer Card, Senior Counsel—Securities, Governance and Corporate, at McDonald's Corporation, One McDonald's Plaza, Oak Brook, IL 60523. Alternatively, you may transmit any response to Ms. Card by email at jennifer.card@us.mcd.com.

If you have any questions with respect to the foregoing, please contact me at 202-955-8287. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Elizabeth Ising

Beth Ising

cc: Jennifer Card, Senior Counsel—Securities, Governance and Corporate, McDonald's Corporation

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to ''you'' are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

           (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

           (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

    (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

    (2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

    (3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

    (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

    (2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

>   (i) Would disqualify a nominee who is standing for election;
>
>   (ii) Would remove a director from office before his or her term expired;
>
>   (iii) Questions the competence, business judgment, or character of one or more nominees or directors;
>
>   (iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
>
>   (v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

>   *Note to paragraph (i)(9):* A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

>   *Note to paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

>   (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
>
>   (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
>
>   (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

      (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

      (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT E

From: Gutierrez, Anne [mailto:AGutierrez@rwbaird.com]
Sent: Thursday, December 29, 2016 1:48 PM
To: Card Jennifer <Jennifer.Card@us.mcd.com>
Cc:
FISMA & OMB Memorandum M-07-16
Subject: MCD Ownership Letter

Hello Ms. Card,

Attached is a letter confirming Thomas August's ownership of McDonalds Corporation shares.

Please contact me with any questions.

Thank you,

Anne Gutierrez
Client Specialist
Hoch Haldemann Group
Private Wealth Management
Robert W. Baird & Co.
777 E Wisconsin Ave

Milwaukee, WI 53202
Direct   (414) 298-6173
Toll Free   (800) 236-3505
Fax   (414) 765-3633

www.HochHaldemann.com

Recognized as a *FIVE STAR Best in Client Satisfaction Wealth Manager* 2009-2016



Thirteen consecutive years as one of FORTUNE® magazine's 100 Best Companies to Work For, 2004-2016



Sign up is easy. Just click here, and follow the instructions. **rwbaird.com/paperless**

Please click here for important information about any client reports you receive.



The Hoch Haldemann Group
Private Wealth Management

Stephen D. Hoch, CFP®, Managing Director, Senior Investment Consultant
Jennifer C. Haldemann, CFP®, Vice President

December 29, 2016

Jennifer Card
Senior Counsel
Securities, Governance and Corporate
1 McDonald's Plaza
Oak Brook IL 60523

Dear Ms. Card,

This letter serves as confirmation that Thomas G August has owned no less than 200 shares of McDonalds Corp "MCD" since 2004 in his account here at Robert W Baird.

Please contact me at 414-298-6173 with any questions.

Thank you,

Anne Gutierrez
Client Specialist
The Hoch Haldemann Group
Robert W. Baird & Co. Inc.

Robert W. Baird & Co.
777 East Wisconsin Avenue
Milwaukee WI 53202
Main 414 298-3505
Toll Free 800 792-2473
Fax 414 298-7400

Hochhaldemann.com